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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 August 2002

Commission file number: 1-14824

TPG N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒        FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐        NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

        This report of Form 6-K contains a press release of TPG N.V. dated 5 August 2002 announcing TPG's results for the second quarter 2002 and for the half year ending 30 June 2002.

Highlights

Highlights of First Half 2002 Results

  •
  Profits achieved in line with full year expectations, despite difficult trading conditions

  •
  Growth in earnings from operations of 8.6% (9.7% in second quarter)

  •
  Net income growth of 0.7% from continuing operations (22.9% in second quarter)

  •
  €591 million of operating cash flow generated, up 66% from first half 2001

  •
  Net debt reduced by €209 million from 2001 year-end

  •
  Interim dividend increased by 7.1% to €0.15 per share

TPG	H1 2002	H1 2001	% Change	Q2 2002	Q2 2001	% Change
	€ mil	€ mil (see note)		€ mil	€ mil
Revenues	5,797	5,563	4.2%	2,899	2,787	4.0%
Earnings from operations	603	555	8.6%	305	278	9.7%
EBITA	588	620	-5.2%	295	256	15.2%
Operating Income (EBIT)	512	552	-7.2%	257	221	16.3%
Net income	288	319	-9.7%	145	123	17.9%
Net income from continuing operations	288	286	0.7%	145	118	22.9%
	€	€	% Change	€	€	% Change
Earnings per share	0.61	0.67	-8.9%	0.31	0.26	19.2%
Cash earnings per share	0.77	0.81	-4.9%	0.39	0.33	18.2%
Interim dividend	0.15	0.14	7.1%

Note:

H1 2001 includes net one-off gains of €81 million pre-tax and €63 million after tax in respect of the sale of non-core business, the sale of real estate and Australia restructuring costs (see Notes 2 and 3 to the Financial Statements).

Report by the Board of Management

Chairman of the Board of Management and CEO of TPG, Peter Bakker

        TPG has achieved solid results in the second quarter of 2002. Earnings from operations increased by 9.7% compared to last year's second quarter. Net income from continuing operations (excluding gains on sale of non-core businesses in 2001) has risen by 22.9%.

        These second quarter results lead to a first half year growth in Earnings from operations of 8.6% with Net income from continuing operations growing by 0.7%, including a negative foreign exchange impact of 1.0%. Half year 2001 Net income from continuing operations contained €30 million of net one-off gains, as set out in Note 3 to the financial statements. In the first six months of 2002, the operating cash flow improved significantly to €591 million, an increase of 66%.

        "Our results are highly satisfying", the Chairman and CEO of TPG, Peter Bakker commented. "The economic environment was as tough as expected, affecting many markets in which we operate. Nevertheless, we have performed well in the second quarter producing a solid 9.7% growth in earnings and, in particular, a very strong cash flow performance which has allowed us to reduce net debt by over €200 million."

        Mail maintained a positive revenue growth in the second quarter, bringing total half year growth to 5.1%. Again, strong cost controls allowed the operating margin to remain at a level over 20%. Mail volumes in the Netherlands show an acceleration in decline. After correction for one-off positive impacts (elections and new business) the decline in the second quarter was 2.7% as a result of low direct mail volumes and the impact of internet banking. The development of the Cost Flexibility programme remains on track.

        Express produced an outstanding result in the second quarter with organic revenue growth picking up to 6.6%, earnings growing by more than 66% and operating margin rising to 5.9%. The focus on being the fastest and most reliable business to business Express carrier continues to pay off. The excellent revenue quality yield improvement in the second quarter of 2.4% was a key contributor to this success. The turnaround in Australia is progressing well and is on track for some break-even weeks in the fourth quarter of this year.

        Logistics has seen the most impact from the economic environment with a growth of 3.6% in the second quarter. Earnings and margin improved against the first quarter of this year, but track slightly behind last year at the half year stage. New contract wins were at a satisfactory level of €314 million annualised, but were partly offset by contract terminations. The pipeline of new business remains healthy, but conversion is slower. Cost control programmes have been intensified.

        The strong cash flow performance in the first half year is the result of management's focus on value based management. Particularly in the second quarter, an improvement in the working capital was the source for a reduction of over € 200 million of net debt.

        In view of the cash flow development, the interim dividend will be increased by 7.1% compared to last year. As a result, an interim dividend of €0.15 per ordinary share will be paid on August 13, 2002.

        The Board of Management of TPG is pleased to confirm its previous outlook statement that, despite ongoing economic challenges, TPG expects to grow Net income from continuing operations for the full year 2002 by 5-10%.

        It is difficult at this stage to assess the level of growth in 2003 due to the current uncertain world economic climate.

Update of events

Update of events in 2nd Quarter 2002 to date

•	Acquisition of the Transports Nicolas logistics group in France	April 17
•	Jan Haars appointed as new Chief Financial Officer	April 24
•	Royal TPG Post announced as new brand name (from Royal PTT Post)	April 30
•	TNT- DFDS Transport Logistics joint venture in the Nordics announced	May 2
•	Acquisition of Italian mail company Cerilly	June 3
•	Agreement reached with unions on new Dutch collective labour agreement	June 7
•	Automotive logistics joint venture in China commenced business	June 12
•	Approval received for TNT DFDS Transport Logistics joint venture	June 28
•	Joint cooperation agreement signed with Chilean Post Office	July 17
•	Application made for bulk mail interim licence in the UK	July 25

Business Highlights Mail

  •
  Strong operating margin

  •
  Good revenue growth despite pressure on volumes

  •
  Steady progress in European Mail Networks and Data & Document Management

	H1 2002	H1 2001	% Change	Q2 2002	Q2 2001	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,969	1,873	5.1%	959	935	2.6%
EBITA	413	397	4.0%	195	189	3.2%
Operating margin	21.0%	21.2%		20.3%	20.2%

        Good growth in revenues of 5.1% was achieved in the half year despite pressure on volumes.

        The overall operating margin was 21.0%, only slightly lower than the previous year due to start-up costs in European Mail Networks and Data & Document Management. The operating margin achieved in the second quarter was 20.3%, compared to 20.2% in the second quarter last year.

        Provisions have been made in the half year for the actions to be undertaken with respect to the Marketing and Sales part of the new Cost Flexibility programme.

        These costs have been more than offset by the impact of successful negotiations on cross border terminal dues.

        Continuous cost efficiency programmes in sorting, transport and parcel business activities have enabled the Mail Netherlands operating margin to be maintained at a stable level.

        The quality in average transmission time for business and consumer mail in the Netherlands in the half year was 96.0%.

Revenue Analysis

	H1 02	H1 01	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Mail Netherlands	1,377	1,340	2.8%	2.8%	0%	0%
European Mail Networks	173	135	28.1%	8.8%	19.3%	0%
Cross Border	319	319	0%	-3.2%	3.8%	-0.6%
Data & Document Management	100	79	26.6%	2.5%	24.1%	0%
Mail	1,969	1,873	5.1%	2.2%	3.0%	-0.1%

        Total Mail organic revenue growth was 2.2% in the half year. As expected, organic growth of 0.9% in the second quarter was not as strong as in the first quarter, partly due to a number of one-off positive effects in the first quarter.

        Mail Netherlands revenues grew by 2.8% in the half year. Total addressed mail volumes increased by 0.9%. Adjusted for the impact of elections and one-off new business, underlying addressed mail volumes fell by 2.1%. In the second quarter, this underlying volume decline was 2.7%.

        Domestic mail revenues in the Netherlands increased by 6.8% in the half year due mainly to the successful Euro coins distribution project, election mail and price and mix effects. Excluding election mail, total volumes decreased by 0.8%. The main pressure on domestic mail volumes arises from a reduction in frequency of bank statements and the accelerated growth of e-banking and other electronic mail.

        Direct mail revenues grew by 1% with total volumes at a similar level to last year, aided by the additional one-off volumes. The underlying negative volume growth in direct mail of 3.8% is better than the overall decline in printed media expenditures in the Netherlands of around 10%.

        Revenues from European Mail Networks increased by 28.1% in the half year, of which 19.3% resulted from acquisitions, including Circular Distributors in the UK. Organic growth has been adversely affected by developments in Belgium, where local environmental taxes on unaddressed mail have resulted in volume decreases. All other countries show solid volume and price developments.

        Data & Document Management revenues grew by 26.6% in the half year with acquisitions (mainly Cendris UK, formerly Lason) contributing 24.1% of this growth. Lower organic growth is mainly due to the decline in the Dutch direct marketing sector. Good growth was achieved in mailroom, data capture and document management services, where the demand for outsourcing is increasing.

        Cross Border revenues were flat in the half year. The Spring joint venture is developing well. However, this has been offset by a decline in volumes and negative foreign exchange effects in regular international mail business. The acquisition revenues relate to the acquired business in Spring.

Business Highlights Express

  •
  Significant improvement in operating margin

  •
  Increasing organic revenue growth throughout the half year

  •
  Recovery in Australia on track

	H1 2002	H1 2001	% Change	Q2 2002	Q2 2001	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	2,170	2,060	5.3%	1,095	1,035	5.8%
EBITA	107	73	46.6%	65	39	66.7%
Operating margin	4.9%	3.5%		5.9%	3.8%

        Express has performed strongly in the half year with revenues increasing by 5.3% (5.8% in the second quarter).

        Earnings rose by over 46%, leading to a significant improvement in operating margin from 3.5% to 4.9%. Excluding Australia, the operating margin increased to 6.1% compared to 4.8% in the first half of last year. Second quarter earnings improved by 66.7%, resulting in an increased operating margin of 5.9% compared to 3.8% last year.

        The focus on winning profitable business to business customers and extracting time from processes has created a competitive edge for TNT Express. The consistent achievement of positive revenue quality yields is a major contributor to the exceptional earnings and margin performance of the Express business in the half year.

        A strong focus on network cost management has enabled capacity to be increased in line with higher demand but at a lower absolute cost. A reorganisation of the network of air operators resulted in a one-off gain of €5 million in the half year.

        Improvements in earnings were achieved in all areas, with particular successes being recorded in France, Germany, Benelux, Asia, the Americas and Australia.

        The recovery plan in Australia continues on track. Operating losses in the first half were lower than the same period last year. Operational service performance has improved considerably and costs continue to be reduced.

Revenue Analysis

	H1 02	H1 01	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Express Europe	1,792	1,676	6.9%	4.7%	2.4%	-0.2%
Express International	378	384	-1.6%	0.2%	0.3%	-2.1%
Express	2,170	2,060	5.3%	3.8%	2.0%	-0.5%

        Total Express organic revenue growth was 3.8% in the half year, with second quarter organic revenue growth increasing to 6.6%.

        Acquisitions, mainly comprising the Bleckmann Group, added 2.0% to revenue growth in the half year.

        The weakening of the UK pound and US dollar currencies against the Euro in the second quarter resulted in an overall negative impact on revenue growth of 0.5% for the half year.

        Organic growth in Europe was 4.7% for the half year. Second quarter organic growth rose to 6.9% due to increased growth in volumes and positive revenue quality yield. Second quarter core consignments increased by 6.8% year on year and core kilos carried grew by 3.3%. The higher volumes were largely driven by an improved performance in the domestic businesses. A reduced average weight per consignment reflects the impact of deploying the successful TNT Express commercial policy introduced in 1999. Core revenue quality yield in the second quarter was a positive 2.4% and this is the eleventh successive quarter that a positive yield has been achieved.

        The strongest half year revenue growth in Europe was achieved in France (double digit) with above average growth also recorded in Italy, Spain, Scandinavia and Eastern Europe.

        Organic revenues in the International business increased by 0.2% in the half year. Excluding Australia, where much unprofitable volume has been eliminated, organic revenue growth was 16.1%, due primarily to Asia which grew by almost 20%.

Business Highlights Logistics

  •
  Lower revenue growth due to underlying economic conditions

  •
  New contract wins of €314 million annualised

  •
  Strong business development pipeline maintained

  •
  Operating margin under pressure

	H1 2002	H1 2001	% Change	Q2 2002	Q2 2001	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,670	1,544	8.2%	852	822	3.6%
EBITA	83	85	-2.3%	45	50	-10.0%
Operating margin	5.0%	5.5%		5.3%	6.1%

        Good progress has been made in Logistics although it has been a difficult half year with low organic growth and operating margins under pressure, reflecting the underlying economic weakness in key markets.

        However, the business development pipeline remains strong and the high level of new contract wins over the past six months should enable the rate of revenue growth to accelerate in the second half of the year. The major new six year contract recently signed with Michelin in North America will contribute to this. A comprehensive programme of cost actions has also been developed which will begin to benefit the second half.

        Significant progress has been made in filling a number of geographic white spots. Acquisitions or joint ventures in the Nordic region, France and China have consolidated our position as a truly global value-added third party logistics provider.

        The overall operating margin fell from 5.5% to 5.0% in the half year, mainly due to declines in volumes on existing contracts, slower than anticipated new business development conversion and lower utilisation of warehouse capacity on multi-user networks in the UK, France and Italy. The operating margin improved in North America due to strong cost and contract portfolio management.

        The termination of a specific automotive contract and related joint venture resulted in a gain of €15 million in the half year. This was partially offset by one-off costs of €5 million.

        Adverse foreign exchange movements, mainly in North and South America and the UK, have reduced earnings by €2 million in the half year.

        New contracts with an annualised revenue of €314 million were won in the half year (€403 million inclusive of renewed contracts) with a good mix of business in the key industry sectors. Contract terminations had annualised revenues of €100 million.

        The total value of the business development pipeline has been maintained at a similar level to the first quarter at €1.75 billion. The higher certainty part of the pipeline remains at a strong €0.35 billion level.

Revenue Analysis

	H1 02	H1 01	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Logistics	1,670	1,544	8.2%	2.6%	7.0%	-1.4%

        Organic revenue growth in the half year was 2.6%. New contracts added 9.2% growth offset by a loss of 8.3% from terminated contracts. Revenue growth from existing business was 1.7%.

        Adverse foreign exchange movements have reduced growth by 1.4% in the half year. The negative impact was particularly felt in the second quarter with a 4.1% adverse effect on revenue growth.

        Acquisitions (primarily ALS, Cargotech and Transports Nicolas) contributed 7.0% to revenue growth.

        Higher than average organic growth was achieved in the UK, France, South America, Asia, and Australia. North America revenues fell year on year although there was a lower rate of decline in the second quarter. Much of the lost revenue in North America related to low value-added freight management business, which was eliminated.

Quarterly information—1

Euro Million	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Mail
Mail Netherlands
Revenues	685	655	620	803	712	665
Growth %	1.5%	0.2%	4.4%	4.7%	3.9%	1.5%
Organic	1.5%	0.2%	4.4%	4.7%	3.9%	1.5%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Addressed mail pieces (mil)	1,393	1,328	1,223	1,618	1,412	1,333
European Networks
Revenues	57	78	74	96	85	88
Growth %	3.6%	39.3%	42.3%	45.5%	49.1%	12.8%
Organic	-5.5%	8.6%	0.2%	0.3%	16.9%	3.0%
Acquisition	9.1%	30.7%	43.2%	45.8%	31.8%	10.1%
Fx	0.0%	0.0%	-1.1%	-0.6%	0.4%	-0.3%
Data & Doc Management
Revenues	35	44	46	49	50	50
Growth %	6.1%	18.9%	48.4%	53.1%	42.9%	13.6%
Organic	6.1%	-3.6%	6.4%	10.3%	4.6%	0.9%
Acquisition	0.0%	22.5%	42.0%	42.8%	38.3%	12.7%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Cross Border
Revenues	161	158	160	175	163	156
Growth %	-3.0%	-2.5%	3.2%	2.3%	1.2%	-1.3%
Organic	-4.1%	-1.4%	1.3%	1.1%	-3.9%	-2.5%
Acquisition	0.0%	0.0%	3.2%	-0.6%	3.9%	3.7%
Fx	1.1%	-1.1%	-1.3%	1.8%	1.2%	-2.5%
Total Mail
Revenues	938	935	900	1,123	1,010	959
Growth %	1.0%	2.9%	8.2%	8.4%	7.7%	2.6%
Organic	0.3%	0.3%	4.0%	4.0%	3.5%	0.9%
Acquisition	0.5%	2.8%	4.9%	4.1%	4.0%	2.1%
Fx	0.2%	-0.2%	-0.7%	0.3%	0.2%	-0.4%
Earnings from operations	208	189	144	240	218	195
Operating margin	22.2%	20.2%	16.0%	21.4%	21.6%	20.3%

Express
Express Europe
Revenues	839	837	810	882	892	900
Growth %	5.8%	3.3%	1.6%	-2.3%	6.3%	7.5%
Organic	6.1%	4.2%	3.7%	-2.0%	2.3%	6.9%
Acquisition	0.6%	-1.3%	-1.1%	-0.1%	3.0%	1.9%
Fx	-0.9%	0.4%	-1.0%	-0.2%	1.0%	-1.3%
Express International
Revenues	186	198	192	195	183	195
Growth %	-4.6%	-3.4%	-13.1%	-11.8%	-1.6%	-1.5%
Organic	1.0%	1.2%	-4.6%	-7.1%	-4.8%	5.0%
Acquisition	0.0%	0.0%	0.2%	0.1%	0.5%	0.0%
Fx	-5.6%	-4.6%	-8.7%	-4.8%	2.7%	-6.5%
Total Express
Revenues	1,025	1,035	1,002	1,077	1,075	1,095
Growth %	3.7%	2.0%	-1.6%	-4.2%	4.9%	5.8%
Organic	5.1%	3.6%	2.0%	-3.0%	1.1%	6.6%
Acquisition	0.5%	-1.0%	-0.9%	-0.1%	2.5%	1.5%
Fx	-1.9%	-0.6%	-2.7%	-1.1%	1.3%	-2.3%
Earnings from operations	34	39	24	70	42	65
Operating margin	3.3%	3.8%	2.4%	6.5%	3.9%	5.9%

Quarterly information—2

Euro Million	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Logistics
Revenues	722	822	752	829	818	852
Growth %	69.1%	72.7%	43.5%	10.2%	13.3%	3.6%
Organic	17.5%	11.5%	10.9%	2.3%	4.4%	0.8%
Acquisition	53.6%	61.5%	36.2%	7.7%	7.1%	6.9%
Fx	-2.0%	-0.3%	-3.6%	0.2%	1.8%	-4.1%
Earnings from operations	35	50	42	53	38	45
Operating margin	4.8%	6.1%	5.6%	6.4%	4.7%	5.3%

Group
Revenues	2,776	2,787	2,642	3,013	2,898	2,899
Earnings from operations	277	278	210	363	298	305
Non-allocated items	87	(22)	4	(41)	(5)	(10)
EBITA	364	256	214	322	293	295
Goodwill amortisation	(33)	(35)	(34)	(37)	(38)	(38)
Operating Income (EBIT)	331	221	180	285	255	257
Financial income and expenses	(30)	(26)	(29)	(8)	(27)	(25)
Income taxes	(105)	(70)	(56)	(104)	(85)	(81)
Results from affiliates		(2)	2	(1)		(3)
Minority interests				(3)		(3)
Net Income	196	123	97	169	143	145
Net profit on sale of non-core business	(28)	(5)		3
Net Income from continuing operations	168	118	97	172	143	145

Consolidated statements of income

	H1 2002	H1 2001
	€ mil	€ mil
Net sales	5,748	5.390
Other operating revenues	49	173
Total operating revenues	5,797	5.563
Salaries and social security contributions	2,023	1,909
Depreciation, amortisation and impairments	236	210
Other operating expenses	3,026	2,892
Total operating expenses	5,285	5,011

Operating income	512	552
Financial income and expenses	(52)	(56)

Income before income taxes	460	496
Income taxes	(166)	(175)
Results from investments in affiliated companies	(3)	(1)
Minority Interests	(3)	(1)

Net income	288	319
Effective tax rate	36.1%	35.3%

Net income per ordinary share and per ADS [1] (in ‡)	0.61	0.67
Net income per diluted ordinary share and per ADS [2] (in ‡)	0.61	0.67
Net income adjusted for goodwill amortisation per diluted ordinary share and per ADS[2] (in ‡)	0.77	0.81

1)
Based on the average amount of 475,017,834 ordinary shares, including ADS (2001: 475,012,014)

2)
Based on the average amount of 475,152,342 diluted ordinary shares, including ADS (2001: 475,227,969)

Consolidated cash flow statements

After proposed appropriation of net income

	H1 2002	H1 2001
	€ mil	€ mil
Net income	288	319
Depreciation, amortisation and impairments	236	210
Changes in provisions for pensions and retirement schemes	(71)	(62)
Changes in other provisions	13	(25)
Changes in deferred taxes	11	19
Changes in working capital	114	(105)

Net cash provided by operating activities	591	356
Acquisition of group and affiliated companies	(84)	(173)
Capital expenditure on property, plant and equipment	(209)	(179)
Disposals of property, plant and equipment	21	34
Changes in other financial fixed assets	(11)	(4)
Changes in minority interests	2	(2)

Net cash used in investing activities	(281)	(324)
Changes in shareholders' equity	(115)	(112)
Long-term liabilities acquired	10	250
Long-term liabilities repaid	(51)
Changes in short-term bank debt	(301)	(238)

Net cash used by financing activities	(457)	(100)
Changes in cash and cash equivalents	(147)	(68)

Cash and cash equivalents at beginning of period	451	250
Exchange rate differences on cash items	(13)	6
Cash and cash equivalents from acquisition and disposal of group companies	1	(1)
Changes in cash and cash equivalents	(147)	(68)
Cash and cash equivalents at end of period	292	187

Consolidated balance sheets

After proposed appropriation of net income

	At 30 Jun 2002	At 31 Dec 2001
	€ mil	€ mil
Assets
Fixed assets
Intangible assets	2,763	2,807
Property plant and equipment	2,140	2,157
Financial fixed assets	651	623

Total fixed assets	5,554	5,587
Current assets
Inventory	57	56
Accounts receivable/prepayments	2,251	2,360
Cash and cash equivalents	292	451

Total current assets	2,600	2,867
Total assets	8,154	8,454

Group equity
Shareholders' equity	2,654	2,486
Minority interests	15	13

Total group equity	2,669	2,499
Provisions
Pensions and retirement schemes	867	949
Deferred tax liabilities	140	147
Other provisions	99	77
Total provisions	1,106	1,173
Liabilities
Interest bearing liabilities	1,812	2,180
Non Interest bearing liabilities	2,567	2,602

Total liabilities	4,379	4,782
Total liabilities and group equity	8,154	8,454

Additional information

Capital expenditure on property, plant and equipment

	H1 2002	H1 2001
	€ mil	€ mil
Mail	52	26
Express	82	103
Logistics	75	50
Total	209	179

Movement in shareholders' equity

	H1 2002	H1 2001
	€ mil	€ mil
Opening balance at 1 January	2,486	2,082
Net income for the period	288	319
Cash dividend	(71)	(65)
Stock dividend	—	30
Repurchase of shares	—	(33)
Foreign exchange effects	(49)	(9)
Balance at 30 June	2,654	2,324

Notes to the financial statements

1. Accounting policies

        Accounting policies have remained unchanged in the six months to 30 June 2002.

2. Non-allocated items

        The amount of profit before and after tax relating to non-allocated items is as follows:

	H1 2002		H1 2001
	Gross	Net	Gross	Net
	€ mil		€ mil
Profit on sale of non-core business	—	—	33	33
Sale of real estate	—	—	78	50
Australia restructuring	—	—	(30)	(20)
One-off items			81	63
Other non-allocated costs	(15)	(10)	(16)	(10)
Total non-allocated items	(15)	(10)	65	53

3. One-off items in H1 2001

	Sale of non- core business	Sale of real estate	Australia write-off	Total
	€ mil	€ mil	€ mil	€ mil
Revenues	28	78	—	106
Earnings from operations	—	—	—	—
EBITA	33	78	(30)	81
Operating income (EBIT)	33	78	(30)	81
Net income	33	50	(20)	63
Net income from continuing operations	—	50	(20)	30

4. Composition of the Group

        There have been no material changes in the composition of the Group during the half year to 30 June 2002.

5. Changes in contingent liabilities/assets

        There have been no material changes in contingent liabilities or contingent assets since 31 December 2001.

6. Employees

        Total number of employees at 30 June 2002 was 143,097 compared to 138,563 at 31 December 2001.

7. Status of interim financial statements

        All amounts shown in the interim financial statements are unaudited.

Financial Calendar

Financial Calendar 2002

Tuesday 6 August	Ex-dividend listing of TPG shares
Tuesday 13 August	Payment of interim dividend
Monday 28 October	Publication of 2002 third quarter results

Financial Calendar 2003

Thursday 20 February	Publication of 2002 full year results + press conference Analysts' presentation 2002 full year results
Tuesday 1 April	Annual General Meeting of Shareholders
Thursday 3 April	Ex-dividend listing of TPG shares
Friday 11 April	Payment of final dividend

Safe Harbor Statement

            Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

            Certain information contained in this press release is forward looking. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Although not exhaustive, the following factors could cause such differences: substitution of alternative methods for delivering information for TPG's Mail and Express services; regulatory changes leading to further liberalisation in the Dutch and European postal markets, including changes resulting from pending proceedings with the Dutch regulator; intensifying competition in the mail, express and logistics businesses; decisions of competition authorities regarding proposed joint ventures or acquisitions; costs of complying with governmental regulations; adverse impacts of the 11 September terrorist attacks, subsequent hostilities and the anthrax incidents in the world and U.S. economies in general and on TPG's Mail, Express and Logistics businesses, and potentially higher operating costs; adverse impacts of additional terrorist activity or war; higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils; impact of the current economic downturn and other risks and trends in the world economy; fluctuations in fuel costs; changes in currency and interest rates; increased price transparency resulting from the adoption of the euro; changes in TPG's credit rating and their impact on TPG's financing costs and requirements; changes in TPG's relationship with the State of the Netherlands; limited back-up facilities in the event of major disruptions at key sites; incidents resulting from the transport of hazardous materials; mismatches between infrastructure requirements and capacity; strikes, work stoppages and work slowdowns and increases in employee costs; costs of integrating newly acquired businesses; and changes to the international conventions regarding the limitation of liability for the carriage of goods. These factors and other factors that could effect these forward-looking statements are described in TPG's annual report on Form 20-F and TPG's other reports filed with the U.S. Securities and Exchange Commission. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

About TPG

        TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, and express and logistics services. It employs over 143,000 people in 60 countries and serves over 200 countries. The company reported sales of € 11.2 billion in 2001, which have grown by 4.2% in the first half of 2002. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.
	By:	/s/ TANNO MASSAR Name: Tanno Massar Title: Director TPG Media Relations
Date: 7 August 2002

QuickLinks

  Explanatory note
  Highlights of First Half 2002 Results
  Report by the Board of Management
  Update of events
  Business Highlights Mail
  Business Highlights Express
  Business Highlights Logistics
  Quarterly information—1
  Quarterly information—2
  Consolidated statements of income
  Consolidated cash flow statements
  Consolidated balance sheets
  Additional information
  Notes to the financial statements
  Financial Calendar
  Safe Harbor Statement
  About TPG
SIGNATURES